CENTER BANCORP, INC.
2455 Morris Avenue
Union, New Jersey 07083

March 27, 2007

Christina Chalk, Esq.
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Center Bancorp, Inc.
PRER14A filed on March 21, 2007
DEFA14 filed on March 22, 2007
DEFA14A filed on March 22, 2007
SEC File No. 0-11486

Dear Ms. Chalk:

Center Bancorp, Inc. (the “Company”) is in receipt of your letter to the Company’s counsel dated March 26, 2007. The Company has set forth below the SEC comments verbatim, followed by the Company’s responses.

PRER14A filed on March 21, 2007

1.
SEC Comment: Refer to page 5 of the revised proxy statement. There you express the belief that the Committee’s “true motivation is to serve its own narrow interests without regard to building long-term value for all Center Bancorp shareholders.” Revise to explain the basis for your belief, and to describe the “narrow interests” you attribute to the Committee which you apparently believe are not shared by other Company shareholders.

Company Response: The Company has deleted this sentence from its proxy statement.

DEFA14 filed on March 22, 2007 (Letter to Shareholders)

2.
SEC Comment: Please be aware that all proxy materials, including letters to shareholders, are subject to Regulation 14A, including Rule 14a-9. On the last page of the letter to shareholders from John J. Davis, we believe the information in the first bullet point may be misleading. In that section, you state that the Office of Thrift Supervision issued a cease and desist order and levied a civil monetary penalty against Mr. Seidman “after finding that he recklessly engaged in unsafe and unsound practices in the business of an insured banking institution.” Your disclosure goes on to state that “Mr. Seidman does not challenge these facts.” While the existence of the OTS Order is disclosed in Mr. Seidman’s proxy statement and therefore is not in dispute, the validity of the OTS’ findings with respect to his conduct is a different matter. As currently presented, your disclosure is at best confusing as to those facts which Mr. Seidman acknowledges. Please revise.

Company Response: If the Company refers to the cease and desist order in any other proxy materials, we will not include language to the effect that Mr. Seidman does not challenge the validity of the underlying facts. The Company does not believe that the fact that it did not make this distinction in the shareholders letter should require the Company to resend the prior letter. If Mr. Seidman wishes to dispute the validity of the OTS’ findings, he is free to do that in his proxy materials.

3.
SEC Comment: Refer to the second bullet point on the last page of the letter to shareholders. There, you indicate that Mr. Seidman’s nominees were nominated by a shareholder holding only 100 shares of the Company’s common stock. Please clarify, since your proxy statement discloses that Mr. Seidman holds over 9% of the Company’s common shares. If this shareholder was acting at the behest of larger shareholders such as Mr. Seidman, explain why you believe the fact that he or she owned only 100 shares is relevant.

Company Response: The Company wanted to provide shareholders with the facts concerning the nomination, and believes it is appropriate to do so. The Company found it notable that the nomination letter did not come from Mr. Seidman, although it does not know why Mr. Seidman did not make the nominations himself. The Company believes that this factually accurate sentence should not require the Company to resend the letter to shareholders.

4. SEC Comment: Refer to the third bullet point on the last page of the letter to shareholders. There you assert that the Committee’s strategic plan for the Company “consists of little more than hiring an investment banker and exploring the possible sale of the Company.” Please reconcile this with the disclosure in the Committee’s revised proxy materials, which indicates that the Committee’s nominees would first seek to accelerate the Company’s share repurchase program, attempt to do an accretive acquisition and only if not possible, to sell the Company.

Company Response: The Company made this statement based on Mr. Seidman’s track record and the totality of the information contained in his proxy statement. Mr. Seidman is well known for starting proxy fights. While he, in a short paragraph, suggests that if elected he would endorse an “aggressive stock repurchase program” and potentially accretive transactions, it is followed by a 12 paragraph section that is devoted primarily to Mr. Seidman’s perceived role in the sale of eight other institutions. This section provides detail as to the multiples of book value at which these institutions were sold, which, the Company suggests, is included solely to entice shareholders to support the Committee because it will ultimately prevail in forcing the sale of the Company at a multiple to book value. The Company is well aware that, just as Mr. Seidman describes, after he obtains representation on a board, the institution is frequently sold. The Company believes, again based on Mr. Seidman’s track record, that the actions he indicates the Committee desires to take--repurchasing stock and attempting to effectuate an accretive acquisition, if possible--have the end goal of selling the Company sooner rather than later.

5. SEC Comment: Supplementally provide copies of third-party materials cited as sources in the letter to shareholders. We may have additional comments after reviewing those materials.

Company Response: Copies of these materials are being provided supplementally to the Staff along with this letter.

If you have any questions regarding the foregoing, please call Laura R. Kuntz at 973-597-2398. Thank you.

Very truly yours

CENTER BANCORP, INC.

By:	/s/ Anthony C. Weagley
Anthony C. Weagley, Chief Financial Officer

cc: Peter H. Ehrenberg, Esq.
Laura R. Kuntz, Esq.

Yardville faces new challenge; Critical shareholders seek election to bank's board
Trenton Times
Bill Mooney
February 7, 2007

HAMILTON -- The battle lines for control of Yardville National Bank are once again being drawn.

A trio of shareholders, two of whom unsuccessfully sought election to the bank's board of directors last year, will seek election this year at the bank's annual meeting.

At stake is the future of the largest Mercer County-based bank, including, in the long term, a possible sale.

The challengers' slate is composed of Dennis Pollack, of Woodcliff Lake, a senior managing director of Laurus Funds, a New York-based hedge fund; Patrick Robinson, of Bridgewater, managing partner of the law firm Robinson, Burns & McCarthy; and Neal S. Axelrod, of Edison, an accountant. Pollack and Robinson ran unsuccessfully for board terms last year.

The trio, aligned with shareholder Lawrence Seidman, control approximately 8.8 percent of the bank's total shares. A bid last year by Pollack, Robinson and Harold Schechter failed to win seats on the board. Seidman is a former thrift operator who has forced 10 banks to sell themselves to larger rivals since 1995.

The intensity of the battle can be measured in part by the fact the parties are not in agreement over such basic questions as when this year's annual meeting will be held.

While last year's annual meeting was held in May, Yardville National Bank has pushed this year's meeting back to August, a move being opposed by Seidman, who argues the meeting must be held no later than June 4. According to Seidman, such a delay by Yardville violates the state Business Corporation Act.

Also, Yardville has been under ongoing scrutiny by the Office of the Comptroller of the Currency for several years, "which you don't get for good conduct," Seidman said yesterday.

Last week, Seidman requested an independent investigation over allegations he brought that one or more board members have shared nonpublic information with at least one shareholder.

Executives at Yardville have responded essentially with a blanket "no comment" due to the nature of the battle with Seidman, who has threatened legal action. As for scheduling the meeting in August, Ryan would only say yesterday that it is "the most appropriate date."

Last week, after releasing quarterly and annual financial statements, bank Chief Executive Patrick Ryan and President and Chief Financial Officer F. Kevin Tylus pointed out that the OCC has approved all of the bank's applications for new branches and has reported the bank as being in compliance with OCC directives to increase capital.

The bank reported $8.7 million in net losses for the fourth quarter and a $14 million drop in profit for the full year. Among other things, Seidman criticized the bank for those reduced earnings.

Yardville executives, however, say the bank has been aggressive in expanding its business. It opened five branches last year primarily in areas where it hadn't had a presence: Woodbridge, Cream Ridge, Ringoes, Skillman and Whitehouse Station. Already this year, the bank has opened its 33rd branch, in North Brunswick.

Yardville (NASDAQ: YANB) closed yesterday at $37.42, down 1 cent from the previous day.